FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: LINCOLN BANCORP

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on September 3, 2026, which discusses, among other things, the transaction with Lincoln Bancorp (“Lincoln”):

Call Participants

EXECUTIVES

Brad S. Elliott

Founder, Chairman & CEO

Equity Bancshares, Inc.

Chris M. Navratil

Executive VP & CFO

Equity Bancshares, Inc.

Richard M. Sems

CEO & Director

Equity Bank

Sally Hollis

Chairman

Lincoln Savings Bank

Sean M. Willett

President, CEO & Director

Lincoln Bancorp

Luke Pfeifer

Director of FP&A and

Investor Relations

Equity Bank

ANALYSTS

Brendan Jeffrey Nosal

Hovde Group, LLC, Research

Division

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research

Division

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Matthew Covington Olney

Stephens Inc., Research Division

Nathan lames Race

Piper Sandler & Co., Research Division

Presentation

Operator

Hello, everyone. Thank you for joining us, and welcome to the merger announcement call for Equity Bancshares, Inc. [Operator Instructions] I will now hand the conference over to Luke Pfeifer, Director of FP&A and Investor Relations. Luke, please go ahead.

Luke Pfeifer

Good morning, everyone, and thank you for joining us on today’s Equity Bancshares conference call. This call is being recorded and is also available live via webcast on our Investor Relations site, where you can also find the corresponding slide presentation. Before we begin, let me remind you that today’s discussion will include forward-looking statements. These involve risks and uncertainties, and actual results may differ materially from those discussed. More detail on these risks is available in our SEC filings. Following our prepared remarks, we will open the line for questions and discussion.

With that, it’s my privilege to turn the call over to our Chairman and CEO, Brad Elliott.

Brad S. Elliott

Founder, Chairman & CEO

Thank you, and good morning, everyone. I’m glad to be with the Lincoln Savings Bank team this morning to share some big news together. We are announcing today that Equity Bancshares and Lincoln Bancorp have agreed to merge. This brings together two strong organizations that share a vision, a culture, and a commitment to serving communities.

For Equity Bancshares, this partnership is more than a transaction. It is the next step in the strategic plan we have worked towards for many years. Iowa has long been a growth priority for us, and this merger lets us expand our presence there in a meaningful way. The combination adds locations in Des Moines, Waterloo-Cedar Falls, along with the surrounding communities in the Cedar Valley area that Lincoln has served since 1902.

Each of these markets is unique, each has a strong customer base, and each gives us a platform for long-term growth. Des Moines is one of the top midsized metros in the country for economic development, with strong population and household income growth projected over the next 5 years. Waterloo-Cedar Valley is home to many major employers like John Deere, Tyson Foods, UnityPoint Health, and is consistently ranking in the top places to live in Iowa.

The surrounding counties that make up Cedar Valley bring deep roots and long-standing customer relationships. Together, these markets create a network that is diverse and complementary to our legacy franchise. They connect well with our existing operations in Kansas, Missouri, Oklahoma, Nebraska, and Arkansas, while extending our reach into one of the most attractive regions in the Midwest. But beyond geography, what excites us most about this combination is the people and the culture we are joining with.

Lincoln Savings Bank was built on customer trust, community focus, and prudent growth. Under the leadership of Chair Sally Hollis, along with Sean Willett, Emily Girsch, and Andy Borrmann, Lincoln has grown into one of Iowa’s largest private community banks, known for its strong customer service and its involvement in the communities it serves. This is exactly the kind of partner we look for. Values align, leadership is strong, and the future is built on doing what’s right for customers, employees, and communities.

I want to be clear, this transaction is not about changing Lincoln’s model. It is about building on it. We will retain all of the branches of Lincoln, keep local leadership in place, and continue to empower local decision-making. Doug Anderson and Mike Cisney will continue to lead the Iowa markets, ensuring continuity, consistency, and a clear path forward. They know these communities and they have earned their trust. That will not change. At Equity, we believe the best combinations happen when cultures align and we can grow together without imposing change from the outside.

Lincoln’s story is one of entrepreneurial spirit, long-term discipline, and deep ties to communities. That is also the story of Equity Bank. When you combine 2 organizations built the same way, the result is very powerful. Before I turn it over to Sally and Sean, I want to recognize Lincoln’s entire team. They have built a bank that is respected in its markets and trusted by its customers. That does not happen by accident. It happens because of leadership, vision, and execution. We are honored to welcome Lincoln’s employees, customers, and shareholders to Equity.

With that, I will turn it over to Sally Hollis, Chair of Lincoln Bancorp.

Sally Hollis

Chairman

Thank you, Brad. Today is truly a milestone for Lincoln Savings Bank. Since our founding in 1902, our goal has been simple: to build a bank that could serve customers with integrity, provide local decision-making, and foster strong relationships. Over the years, we’ve grown into one of Iowa’s largest community banks, earned the trust of our communities, and built a balance sheet that reflects disciplined growth. We are proud of what our team has accomplished, and we are proud of the impact we’ve had on the communities we serve.

As we look to the future, we wanted to find a partner who shares our values and could help us scale while preserving our culture. In Equity, we found exactly that. Brad and his team believe in community banking, they believe in local leadership, and they believe in long-term growth. That makes this partnership a natural fit. By joining with Equity, we gain access to additional resources, technology, and scale, all of which will benefit our customers and our employees, while, at the same time, we maintain our commitment to the communities we serve. This is not the end of Lincoln’s story. It’s the beginning of a new chapter. I’m confident that our team will play a significant role in the growth and success of the combined company, and I’m excited about what lies ahead.

Sean, let me turn it over to you.

Sean M. Willett

President, CEO & Director

Thank you, Sally. At Lincoln Savings Bank, our philosophy has always been that banking is about relationships. Customers trust us because they know the people they work with, and they know the decisions are made locally. Joining with Equity provides greater access to products and services for our customers, more career opportunities for our employees, and more support for the communities we serve. It also means the chance to build something larger together, a bank that combines the strengths of two great institutions while staying true to our roots. I’m excited to partner with our local leaders in Iowa as we integrate these two great organizations. Together, we will take what Lincoln Savings Bank has built and make it even stronger.

Rick, let me turn it over to you.

Richard M. Sems

CEO & Director

Thank you, Sean. On behalf of all of us at Equity, I want to congratulate Lincoln on what you’ve built. This is a franchise with $1.7 billion in assets and 16 branches across Central and Northeast Iowa, fueled by organic growth and a reputation for excellence. This is a financially attractive and strategically important combination. The expanded footprint diversifies our markets, better leverages our balance sheet, and provides new growth opportunities, including a robust pipeline of potential bolt-on acquisitions with more than 200 banks with less than $2 billion in assets across Iowa.

Importantly, we are not just adding branches, we are adding strong communities, talented employees, and a proven leadership team. We intend to retain all Lincoln branches and to invest further in Iowa as we grow together. As part of our due diligence, we conducted a detailed credit review covering approximately 70% of total loans, 78% of the commercial portfolio, and 100% of all classified, nonperforming, and watch credits.

As we look to the proforma portfolio, we are confident in the strength of the combined credit profile and do not foresee any concerns with concentrations of credit or levels of exposure, with nonowner-occupied and total CRE ratios remaining within internal limits and regulatory expectations.

This transaction is about building on Lincoln’s legacy, not replacing it.

And with retained leadership, an excellent deposit base, and exceptional markets in both the metro and community markets of Iowa, I’m confident that this market will be a source of strength and opportunity for years to come. With the addition of Lincoln, we are strengthening our franchise with a talented team, an excellent customer base, and a shared operating approach that positions Equity for long-term growth and success.

Chris, let me turn it over to you for the financial details.

Chris M. Navratil

Executive VP & CFO

Thank you, Rick. As the team has outlined, this is a strategic partnership built on culture and markets, but it is also a transaction that makes strong financial sense. We expect the merger to be approximately 5.1% accretive to earnings per share in 2027, 7.5% in 2028, and 10.1% in 2029. Tangible book value dilution at close is estimated at 3.8% with an earn-back period of approximately 2.6 years.

Lincoln shareholders will receive approximately 1.89 million shares of Equity stock plus $29.5 million in cash consideration for a total deal value of approximately $123 million, or l.05x Lincoln’s tangible book value. The resultant pay-to-trade ratio is approximately 70.3%. On a proforma basis, Equity shareholders will own approximately 91.6% of the combined company, with Lincoln shareholders owning 8.4%.

We have modeled cost savings of 30% of Lincoln’s consolidated noninterest expense, phased in at 50% in 2027 and 75% in 2028, reaching 100% thereafter. Transaction expenses are estimated at approximately $23.7 million pretax. The agreement provides protections for identified transaction expenses attributable to Lincoln in excess of those contemplated in this figure.

The modeling of the loan portfolio includes a gross credit mark of $18 million, or 1.5% of gross loans, and a loan interest rate discount of $27.8 million, or 2.3%. The merger agreement also contains additional protections for unresolved credit issues, which would result in a reduction in price commensurate with identified marks as of the close date. Core deposit intangibles are estimated at $20.7 million, or 2% of core deposits. We expect the merger to close in the fourth quarter of 2026, with Lincoln Savings Bank converting and integrating on Equity Bank system in the second quarter of 2027.

On a pro forma basis, following reduction of excess liquidity positions, the combined company is modeled to have approximately $9.1 billion in total assets, $6.7 billion in total loans, and $7.7 billion in total deposits. Pro forma capital ratios remain strong with an estimated Common Equity Tier 1 ratio of 10.6%, total risk-based capital of 13.4%, a leverage ratio of 9.0%, and tangible common equity to tangible assets of 8.6%, all comfortably above regulatory and internal thresholds.

Brad, let me turn it back to you.

Brad S. Elliott

Founder, Chairman & CEO

Thank you, Chris. And as I close, I want to again thank Sally, the Board of Directors, Sean, and Andy, and the entire Lincoln team. You have built a franchise that reflects the best of community banking, and we are honored to partner with you. For Equity, this is about more than scale. It is about growth, culture, and people. Our guiding principles remain the same: strong service for our customers, opportunity and development for our employees, and solid sustainable returns for our shareholders. With this transaction, we are in a stronger position to deliver on all three of those.

Equity Bancshares remains well capitalized and well positioned for future growth. We will continue to pursue opportunities that align with our disciplined approach and long-term vision for community banking across the Midwest. Thank you for your time today, and thank you for your interest in Equity Bancshares. We will now open up the line for questions.

Question and Answer

Operator

[Operator Instructions] Your first question comes from the line of Brendan Nosal with Hovde Group.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Just to start off here at a top level, can you just take us through how the transaction came to be? And then how did you folks, kind of, balance the desire to get more penetration in Iowa with, kind of, some of the credit and profitability idiosyncrasies at Lincoln?

Brad S. Elliott

Founder, Chairman & CEO

Sure. We met Lincoln. We have been working, as you guys know, to get in further into Iowa for the last 5 years. And so we met Lincoln about a year ago, not quite a year ago, just had a conversation with them about what their plans were, what might be interesting to them, what they’re working on. And as we continue to get to know one another, develop that relationship, we felt like culturally, the footprint fit us really, really well. The markets are so similar to what we do with the rest of our franchise being — we’re in rural markets in Nebraska, Kansas, Missouri, Oklahoma, and Arkansas, but we’re also in metro markets in those same states. So this fits so well with that same footprint. They’re very, very similar to us in that.

On the credit side, there are some identified credits that they had already identified that they were working out. They’ve been doing a good job of that the last 2 or 3 years. They have their arms around those. So, we were able to get through that credit portfolio fairly easily and came together on agreements on what those marks would look like. So we feel very confident that they’ll either work those credits out prior to closing or we’ll work them out after closing, but they’re all marked appropriately. So we don’t have a lot of concern on that side. It’s what Equity Bank has done historically is be able to work through credits as they have come at us. So that doesn’t give us any pause whatsoever.

We had a good strategy on — they’ve been making a lot of progress as an organization and have a good strategy on how to continue to focus on expenses and get those expenses in line with the industry. And so they were already on a good path on that. Strategically, it didn’t take a lot for us to come together on that. So the combination came together fairly easily from a strategic and desire of what do we have at the end of the day. And so we’ve got a really good financial transaction, but we also have a really good strategic transaction as well.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

That’s really helpful color, Brad. Maybe turning to the deal math itself. It sounds like there’s a little bit more accretion in 2029 versus 2028. I think you mentioned 10.1%. Guessing that’s tied to the timing of the cost saves not being fully in the run rate until that time. Maybe just, kind of, walk us through what items don’t get checked off until you turn the calendar to that out year.

Chris M. Navratil

Executive VP & CFO

Yes, Brendan, the — so as you look at 2027, ‘28, 2029, you’re seeing a ascending number for EPS accretion, which has been primarily tied exactly into what you’re talking about, which is the realization of cost saves over time. So as you mentioned, there’s profitability constraints coming in. The Lincoln team has done an excellent job. We’re getting positioned where there’s going to start to be pulled through there. But in the deal math, there was some necessitated, I’d say, conservatism around when you can realize the benefits on cost saves, and that’s what you’re seeing roll through there. So that expansion, both in 2029 as well as 2028, is effectively entirely attributable to that timing of that cost saves.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Got it. Okay. That’s perfect. I’m going to sneak in one more here. When I think back to the Frontier and the NBC deals, one of the topics we’ve spoken a lot about is just, kind of, runoff in that loan book and how that’s impacted organic growth, kind of, at Equity overall. So when we look at Lincoln, just curious if you’re modeling any runoff of the acquired loan book, and then how that impacts organic growth once they’re part of your balance sheet.

Richard M. Sems

CEO & Director

Yes. No, I mean, we’re — we really like their loan book to start out with on what they’re going. We actually think there’s some real opportunities for us to expand within, again, the types of deals that they’re doing to be able to do larger pieces of it. We’re actually now seeing, for instance, out of the Frontier deal, we’re actually — we’re going to be positive this quarter down there. And so that, kind of, that runoff, we think, is going to be able to be muted, and we’re going to be able to mute that with additional growth. The overall production — loan production continues to be at the highest levels we’ve ever seen. So we really believe within the model that we’ll be able to cover that.

Brad S. Elliott

Founder, Chairman & CEO

And I would say we conservatively modeled this so that to take in — I’d say we conservatively model this to take into account. So I think the EPS target numbers for 2027 and 2028 have those factors in that we’ll be able to get those numbers fairly easily without having to have outsized loan growth.

Operator

Your next question comes from the line of Jeff Rulis with D.A. Davidson & Co.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Just to circle back on the — maybe on that growth end of things, I wanted to, kind of, narrow back into that. It looked like in ‘25, they had some runoff. And I don’t know if that was related to some of the —like, the credit issues that they were working out. I just wanted to, kind of, get a sense for — and it looked like a return to growth in the second quarter for Lincoln. If you could just walk us through what was maybe flowing through the balance sheet and the like.

Brad S. Elliott

Founder, Chairman & CEO

Yes. So they were working through how to set their balance sheet that would work for them as a stand-alone community bank. And so they had refocused themselves about 3 years ago on focusing on the types of credit that they wanted to be in. And so they were running off certain types of credit and they’re back in the — they’ve got a really good origination team. And so put back in place over the last 3 years, and Sean has done a good job originating new people in the organization along with the consistent people that they’ve had at the organization. So they were just resetting their portfolio about 3 years ago and have been back in the building mode the last several quarters, which we hope to continue to be able to expand on.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Got it. And it does look like NPAs are a little more elevated, but really modest loss content. And just what is the sector that maybe is represented in the NPA figure, just so we’re aware of what they’re, kind of, working through?

Brad S. Elliott

Founder, Chairman & CEO

They’ve got some commercial real estate, C&I. They also had a national SBA portfolio that had higher losses in it as they were selling off the secured portion and keeping the unsecured portion. But they’ve got good people in place to manage that and have been doing a good job working through those credits. But as I said, we’ve got a good mark on all this portfolio. We feel very confident that the marks are appropriately rightsized. And as you looked at the last 25 deals, honestly, that we’ve done, knock on wood, we’ve been able to mark those portfolios and not have additional losses in those portfolios outside of what we did during due diligence.

Operator

Your next question comes from the line of Damon DelMonte with KBW.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

So, this question probably is for Chris. I think you mentioned on the pro forma combined balance sheet basis, you commented on like $9.1 billion when you address the excess liquidity. Can you just remind us of, kind of, what that is and, kind of, how the combined balance sheet is on the lower end of $9 billion versus the middle part of $9 billion?

Chris M. Navratil

Executive VP & CFO

Yes. There’s — so really between both balance sheets in the aggregate, excess cash and securities relative to what’s needed to facilitate pledging, liquidity needs, et cetera. So there’s cushion there, about $250 million to $300 million to bring down the balance sheet in the aggregate and retain the same level of profitability. So that’s what’s being modeled to get to $9.1 billion.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. That’s helpful. And then you guys mentioned a fourth quarter closing. I mean is it fair to do like a 12/31 from a modeling standpoint? Or do you think, it could be, kind of, in the mid-fourth quarter?

Chris M. Navratil

Executive VP & CFO

Yes. To me, I’d rather be done in the mid-fourth quarter than I would on 12/31, Damon. But I think for modeling purposes, you can assume 12/31, and you’ll be in a fine spot. If we get it done sooner, that would be good news for everybody.

Damon Paul DelMonte

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. Great. And then just lastly on the lending side from Lincoln. Can you just talk a little bit about maybe some areas that they have an expertise in or maybe are a little stronger in that they focus on in their markets?

Richard M. Sems

CEO & Director

Yes. One, it looks very similar to us. So the percentages, and as you look at the types of things they do, very, very similar to us. But they also have a tax credit business that they have that we plan on keeping and has some expertise in there. But it’s nothing that’s necessarily real material at this point in time. It really is — looks — it’s why it fits so well. It fits really exactly into what we’ve been doing.

Brad S. Elliott

Founder, Chairman & CEO

It’s a very granular portfolio, which is what we appreciate about NBC and Frontier Bank as well. They’re not whale hunters. It’s nota lumpy portfolio. And so if we can continue to focus on those $5 million relationships and under, expand relationships that are larger than that, really gives us a great footprint. The Waterloo-Cedar Falls market is a really, really strong market from an industrial standpoint. It’s about a 175,000-person MSA. Des Moines is a very vibrant, one of the fastest-growing Midwest communities in the United States. And so it’s gotsomuch positive going on just like Omaha and Oklahoma City did for us, and Kansas City as well. So we really — this really fills out the footprint for Equity Bank as a combined company, gives us a lot to focus on and grow organically.

Operator

Your next question comes from the line of Nathan Race with Piper Sandler.

Nathan lames Race

Piper Sandler & Co., Research Division

Maybe for Chris, just curious, when I look at the relatively expensive sub-debt that Lincoln raised in the first quarter of this year, and it looks like they repositioned about half their securities portfolio as well in the first quarter. Just curious to what extent there’s some capital stack optimization factored into the EPS accretion and if you’re intending to reposition the securities portfolio as well.

Chris M. Navratil

Executive VP & CFO

Yes. So we’re going to take a look at the securities portfolio as it comes over. And generally, what we do in these M&A transactions is keep the pieces that make sense for our portfolio, sell the rest, and then to the extent that we need the securities for either earnings retention or liquidity purposes, we’ll reposition the things that make sense for our book. So looking at what Lincoln has done, there’s a number of securities in there that will make sense and they’ll come into our portfolio, all marked based on AOCI marks, and we’ll earn out based on those aspects.

So yields will be good. There’s pieces that won’t make sense for our portfolio long term. So we will spin those out and either reinvest in securities or find alternative means to yield the same kind of earnings benefit through our combined balance sheets.

Nathan lames Race

Piper Sandler & Co., Research Division

Okay. So it doesn’t sound like the sub-debt and additional securities portfolio repositioning is factored into the accretion guide?

Chris M. Navratil

Executive VP & CFO

There’s not a further repositioning of a bond portfolio, no.

Nathan lames Race

Piper Sandler & Co., Research Division

Okay. Great. And then maybe one broader question for Brad. With the balance sheet getting up to $9 billion with this acquisition, curious how you’re thinking about approaching $10 billion. And within that context, what inning are you guys in terms of getting the cost and infrastructure in place to surpass $10 billion? And then also, what’s, kind of, the ideal, kind of, M&A sequence as you near and approach $10 billion? Ideally, are you looking for a smaller deal to get close to $10 billion and maybe 1 or 2 acquisitions to get over $10 billion? Or just any thoughts on just, kind of, the cadence of how that cross could unfold?

Brad S. Elliott

Founder, Chairman & CEO

Sure. Yes. With the addition of Lincoln, we can really focus on the organization organically on a risk-based approach. We’ve been working on this for 3 years. We brought on a Chief Risk Officer in Shea, who brings talent to us and the ability to build that out a couple of years ago. He’s done a great job in our organization, getting that ready. Rick, when he came on board, put together with a couple of Federal Reserve — former Federal Reserve risk managers from Ohio came in and built a plan for us.

We’ve been executing on that plan with the regulators. So I think from a risk standpoint, we have a really good framework, and we have most of the expense in place. So I don’t think from that aspect, if we had something that took us over today, I feel confident we’re ready for that. But strategically, we’re also going to be very thoughtful about how that happens. And so we’re going to be about $9.1 billion. That would be 2 to 3 years of organic growth to take you over the top of that. So we’ve got a lot of room in our balance sheet and a lot of room organically to take over the top.

If we have the right strategy from the standpoint of something inside the footprint would make sense for us. We — we’re ready to go. The Board is committed to that last year. So we’ve got all the options in our hand, and we will do it in a very strategic, meaningful way when it happens. We are not going to do an MOE. And to do that, we’re going to do that through what Equity Bank knows how to do, and that’s like transactions we’ve always done.

So we’ve got those in our footprint. If you remember, there’s 900 banks within the 6 states that we’re in that are chartered under $2 billion in assets. So we’ve got lots of opportunities there, and we’re going to be very thoughtful about that process to go over the top. It will take us about $700 million to $900 million in assets to pay for the interchange loss. So we already know that. That’s one transaction that phases in over 18 months. So we think we can replace that in a very normal fashion and not affect the shareholders in a meaningful way. So we’ve got a good process in place, a good strategy in place, and we’ll continue to execute on that.

Nathan James Race

Piper Sandler & Co., Research Division

Got it. That’s super helpful. If I could just sneak one more in on the deposit mix. It seems that Lincoln has a similar deposit complexion relative to Frontier in terms of maybe being a bit more CD-heavy relative to the franchise historically at Equity. So just curious how long do you think it’s going to take to maybe get the deposit mix to look more like legacy Equity, and similar in terms of how you’re embarking on that strategy in Omaha with Frontier?

Richard M. Sems

CEO & Director

Yes. Sure. Normally, that takes us — we, kind of, take it over a 2-year period is, kind of, how we start moving it through. We don’t make major changes on day 1, and we just, kind of, continue to work it through on pricing. As I think we’ve talked about. I mean, we do hand-to-hand combat one-on-one relationship with customers as opposed to, sort of, like, wide swath of, kind of, an edict across the board.

So I really, kind of, look at it as it will probably typically roll through over 2 years is, kind of, how we do that. We’ll certainly take out high cost immediately and certain things that we can. But as far as the overall mix and changing, kind of, the culture on how it does that, that typically takes a couple of years.

Brad S. Elliott

Founder, Chairman & CEO

Yes. If you actually look at that chart on Page 5, the percentages line up pretty close. And so we’ve got some opportunities and some room. I think there’s actually opportunities in these markets with marketing and the ability to go out and focus and sell and try to grow these markets from a deposit standpoint on the noninterest-bearing and interest-bearing and money market account. So I don’t — I think there’s a lot of opportunity in this market that we — with a balance sheet desire to be larger, probably faster than what Lincoln has been constrained a little bit on capital. So I think there’s some marketing opportunities in these markets to grow from a deposit base. So we’re — I’ve spent some time driving all the branches in all the markets. I’m excited about those opportunities.

Richard M. Sems

CEO & Director

In addition, I mean, 8 of the locations, they’re the only bank in town, which does really well for us. We really like them.

Brad S. Elliott

Founder, Chairman & CEO

And we’ve really been focusing on technology marketing. So we’re opening over 200 checking accounts a month, which is more than double it was 6 months ago online only. And of those, which I think is really a positive number, only five of those each month are outside of our current geographic footprint. So it means they’re opening checking accounts online around the branches that we currently serve.

And so that marketing that we’re doing, Laurel is doing a great job, our new Director of Marketing, of target marketing, how do we get more accounts opened around the branches that we currently serve. And so if we can deploy some of those same tactics around Lincoln as we get them merged in with Equity, I think there is growth opportunities around that.

I think with focusing on digital marketing and growing around our current footprint and expanding the number of concentrations within the rural markets, as I say, we want to be the Capital One in all the rural markets that we’re in.

And so can we be the best technology in the rural markets we’re in and can we bring that to that customer base with products and services is what excites me about this footprint and our current footprint that we currently have. Most of the time, we’re competing with $200 million and $300 million banks around us. And so that’s why we can be the Capital One around those markets. If you look at this map, that’s who our competition mostly is outside of the metro markets. And so if we can continue to target those and grow, and Rick and Jonathan Roop and Laurel have done a great job putting a strategy together and focusing on that, and we’re continuing to do that.

Operator

Your next question comes from the line of Matt Olney with Stephens.

Matthew Covington Olney

Stephens Inc., Research Division

I guess to start with, Chris, just to clarify your commentary, as you initially, kind of, rightsize the liquidity from this transaction and presumably benefit from discount accretion, are you saying that margin and the ROA that those levels can maintain what we’ve seen more recently over the last few quarters from Equity Bank? Or will these take an initial step backwards before improving over time?

Chris M. Navratil

Executive VP & CFO

I still think you’re going to see a modest step backward in margin and ROA as we layer in Lincoln for 2027 close nearing on an ROA basis, kind of normalization in ‘28, and then expansion in ‘29 as we’ve talked about. So you’ll see a small step back. It will be a lesser step back because of some of the management, I think, we can do around the balance sheet.

Matthew Covington Olney

Stephens Inc., Research Division

Okay. And then we’ve talked before about efficiency ratio longer-term targets moving in that, kind of, lower 50% range as you gain scale. With, kind of, full integration and cost savings from this transaction, can you speak more to this long-term goal and moving to that low 50% range?

Chris M. Navratil

Executive VP & CFO

Yes. Nothing’s changed in our book, Matt. We still anticipate being able to get — to reduce NIE to average assets first. And as a function of that, as we continue to see revenue opportunities and expansion, efficiency continue to drive down, too. We’ve talked about on previous calls, initiatives around technology and ways we’re thinking about allowing for scale in our structure as we integrate artificial intelligence or opportunities for automation throughout our footprint. So none of that direction is shifting as we do M&A. And I think within Lincoln, there is a lot of opportunity to continue to contribute to the expansion of the earnings side while continuing to control expense, which will allow for that efficiency control over time.

Matthew Covington Olney

Stephens Inc., Research Division

Okay. Appreciate that, Chris. And then just last one for me, following up on Brad’s comments on crossing $10 billion interchange impact there. I think you gave us some context as far as what that could look like. Can you give us just the current estimate of the dollar impact of that interchange once you do cross $10 billion, how much you think that would cost you initially?

Chris M. Navratil

Executive VP & CFO

Somewhere between $7 million and $13 million probably. So we look at it on a — if you can earn 125 basis points ROA, how many assets does it take you — how many dollars in assets does it take, somewhere between $400 million and $900 million in assets required to clear that hurdle, which is where Brad’s numbers were coming from earlier. There is a relatively broad range. There’s a lot to be digested before you get to 10 before you really know that number, but it’s somewhere in that ballpark.

Operator

Your next question comes from the line of Brett Rabatin with StoneX.

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Brad, I wanted to talk about for a second, one of your secret sauces, I think, over time has been the very strong loan portfolio yield, and you talked quite a bit about asking for rate. Otherwise, you’re an order taker and whatnot. When I look at — we’ve talked quite a bit about the balance sheet, the loan portfolios and the deposits of both franchises being fairly similar, but their loan portfolio yield is quite a bit lower than you guys. And I know you don’t rush into a deal at close and start changing pricing aggressively. But can you talk about maybe their loan portfolio? And just do you think Brad or Rick, if you can improve that yield over time and if any of that is in the accretion you’re anticipating?

Brad S. Elliott

Founder, Chairman & CEO

Sure. So the drag on their yield really comes from prior management. And so the origination of prior management had a lower yield model strategy of trying to put on volume and not focused as much on pricing. And so, the new management team has been originating yields similar to what Equity Bank has been doing. So I think on a new origination basis, I think we’re pretty similar in strategy and thought process, which is a positive for us. And so that work has been done from an education standpoint by Sean and Doug on the teams. And so I don’t believe that we have a lot to do on that side. I think they have a very similar strategy to us on that and their customer base that they have been originating over the last 2 years is very similar to that. So, we’re very hopeful. Rick has spent some time with them, Rick, do you want to comment?

Richard M. Sems

CEO & Director

Yes. In addition to that, we’re going to add more people to the mix. I mean we want them to have more bankers. We think there’s just a fantastic opportunity in these markets. So when you do that, you’re going to continue to, kind of, challenge and up the talent pool. And I think that competition leads to pushing the existing bankers to be better. And you’re going, as we always do, try to attract a banker that’s willing to do that long-term building of yield. So we’re — I really like their team, the bankers that they have right now. They get it. They understand what’s going to happen here and how they’re going to do this. And I think we’re just going to give more tools to do that. So I don’t think this is going to be really much of an issue from a cultural standpoint to mesh this together.

Brett Darren Rabatin

StoneX Financial, Inc., Research Division

Okay. And then, Rick, you mentioned adding bankers. I mean, when I look at this transaction, a lot of the footprint looks a lot like the legacy footprint of Equity Bancshares, but it does look like — I didn’t realize Des Moines was such a growth market, and you’re not high on the list of market share there, and there are some large banks, 3 of the large banks or money center or whatever banks are in the mix. Will Des Moines be the focus for the growth? And then can you maybe just talk about the strategy in Des Moines, just given that it’s such a strong growth?

Richard M. Sems

CEO & Director

Yes, there’s 2 pieces there. I mean, obviously, Des Moines is a real opportunity for us to grow on the asset side. But I’d also — I wouldn’t overlook the Cedar Valley area. I mean, as Brad mentioned, what’s here, this is a fantastic market. And there’s, again, 175,000 people in the MSA. It’s a real good opportunity for us. We think there’s more investments can be made here to grow. So you’re going to get both. You’re going to get the aspect of being able to do a little larger deal size, a focus on specific companies that are headquartered here.

So I think we, kind of, put that combination together. And so you’re going to obviously see growth in Des Moines, but I think there’s also in some of these other markets, especially in the Cedar Valley here that will grow as well. So yes, there are some community markets that are going to be smaller, and it’s — as we always do, it’s a retained strategy there just to make sure we’re strong in those communities. But we’ve got 2 areas clearly within Des Moines and Cedar Valley that are real growth opportunities for us.

Operator

Your next question comes from the line of Brendan Nosal with Hovde Group.

Brendan Jeffrey Nosal

Hovde Group, LLC, Research Division

Just one follow-up from me on overall capital. You’ve been quite active in the buyback the past couple of quarters, and I think you recently, kind of, preemptively refill with another 1 million shares. Just, kind of, walk through your ability and appetite to be active in the program versus, kind of, waiting until the deal closes and you can rebuild capital ratios on the combined earnings power of the franchise.

Brad S. Elliott

Founder, Chairman & CEO

Yes. So we always have a repurchase plan in place because we think that’s important to do from a shareholder standpoint and a shareholder protection standpoint. And we’ve always had an earn-back that we target on that repurchase plan. And so if we’re outside that earn-back, we aren’t active in that repurchase plan. We have plenty of capital and capital resources to do both of these.

So continuing to buy shares back and continue to do this M&A transaction, we can do both of those at the same time if the earn-back hit in our range for that buyback. So this doesn’t preclude us from doing that. It keeps us opportunistic to be able to take advantage of something if there’s a market disruption, being able to eliminate some shares out of the marketplace. But also strategically, we have a buyback in place always so that we can take opportunity of the things that we need to do.

Operator

There are no further questions at this time. This concludes today’s conference. Thank you for attending. You may now disconnect.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, the Company cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between the Company and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and the Company’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of the Company.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in the Company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, the Company cannot assess the impact of each factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on the Company’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.